UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE
 INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:
Teucrium ETF Trust
Address of Principal Office (No. & Street, City, State, Zip Code):
232 Hidden Lake Road, Building A
 Brattleboro, Vermont 05301
Telephone Number (including area code):  802-257-1617
Name and address of agent for service of process:
Dale Riker
232 Hidden Lake Road, Building A
Brattleboro, Vermont 05301
Copy to:
W. Thomas Conner, Esq.
Vedder Price
1633 Broadway, 31st Floor
New York, NY 10019
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N‑8A:
YES	☒	NO	☐

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Brattleboro and State of Vermont on the 14th day of December, 2017.
Teucrium ETF Trust
By: /s/Dale Riker Dale Riker Sole Trustee

Attest:
By: /s/Barbara Riker Barbara Riker Chief Financial Officer